UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 30, 2018

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PACIFIC DRILLING S.A.

As used in this report on Form 6-K (this “Form 6-K”), unless the context otherwise requires, references to “Pacific Drilling,” the “Company,” “we,” “us,” “our” and words of similar import refer to Pacific Drilling S.A. and its subsidiaries. Unless otherwise indicated, all references to “U.S. $” and “$” in this report are to, and amounts are represented in, United States dollars.

The information and our unaudited condensed consolidated financial statements in this Form 6-K should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2017 (our “2017 Annual Report”) filed with the Securities and Exchange Commission (“SEC”) on April 2, 2018. We prepare our unaudited condensed consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

PART I — FINANCIAL INFORMATION

Item 1 — Financial Statements (Unaudited)

Unaudited Condensed Consolidated Financial Statements

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share information) (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Revenues
Contract drilling	$66,564	$67,073	$148,633	$172,582
Costs and expenses
Operating expenses	(55,968)	(64,988)	(120,322)	(125,436)
General and administrative expenses	(12,881)	(20,149)	(30,085)	(42,610)
Depreciation expense	(70,070)	(69,863)	(139,990)	(139,494)
	(138,919)	(155,000)	(290,397)	(307,540)
Operating loss	(72,355)	(87,927)	(141,764)	(134,958)
Other income (expense)
Interest expense	(17,211)	(50,388)	(32,140)	(100,399)
Reorganization items	(13,477)	—	(25,509)	—
Other income (expense)	(223)	496	370	(233)
Loss before income taxes	(103,266)	(137,819)	(199,043)	(235,590)
Income tax expense	(478)	(247)	(752)	(2,323)
Net loss	$(103,744)	$(138,066)	$(199,795)	$(237,913)
Loss per common share, basic (Note 6)	$(4.86)	$(6.48)	$(9.36)	$(11.17)
Weighted-average number of common shares, basic (Note 6)	21,366	21,317	21,352	21,295
Loss per common share, diluted (Note 6)	$(4.86)	$(6.48)	$(9.36)	$(11.17)
Weighted-average number of common shares, diluted (Note 6)	21,366	21,317	21,352	21,295

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

(in thousands) (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017

Net loss	$(103,744)	$(138,066)	$(199,795)	$(237,913)
Other comprehensive income:
Unrealized loss on available-for-sale securities	—	(485)	—	(485)
Unrecognized gain on derivative instruments	—	(564)	—	(545)
Reclassification adjustment for loss on derivative instruments realized in net income (Note 9)	193	1,493	386	3,292
Total other comprehensive income	193	444	386	2,262
Total comprehensive loss	$(103,551)	$(137,622)	$(199,409)	$(235,651)

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A.  (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value) (unaudited)

	June 30,	December 31,
	2018	2017
Assets:
Cash and cash equivalents	$230,871	$308,948
Restricted cash	8,500	8,500
Accounts receivable, net	37,593	40,909
Materials and supplies	85,377	87,332
Deferred costs, current	11,748	14,892
Prepaid expenses and other current assets	11,975	14,774
Total current assets	386,064	475,355
Property and equipment, net	4,522,148	4,652,001
Long-term receivable	202,575	202,575
Other assets	29,454	33,030
Total assets	$5,140,241	$5,362,961
Liabilities and shareholders’ equity:
Accounts payable	$15,134	$11,959
Accrued expenses	27,467	36,174
Accrued interest	4,780	6,088
Deferred revenue, current	21,102	23,966
Total current liabilities	68,483	78,187
Deferred revenue	3,353	12,973
Other long-term liabilities	30,039	32,323
Total liabilities not subject to compromise	101,875	123,483
Liabilities subject to compromise	3,084,807	3,087,677
Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 22,551 shares issued and 21,367 and 21,339 shares outstanding as of June 30, 2018 and December 31, 2017, respectively	214	213
Additional paid-in capital	2,367,630	2,366,464
Accumulated other comprehensive loss	(14,107)	(14,493)
Accumulated deficit	(400,178)	(200,383)
Total shareholders’ equity	1,953,559	2,151,801
Total liabilities and shareholders’ equity	$5,140,241	$5,362,961

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity

(in thousands) (unaudited)

						Accumulated
			Additional			Other		Total
	Common Shares		Paid-In	Treasury Shares		Comprehensive	Accumulated	Shareholders’
	Shares	Amount	Capital	Shares	Amount	Loss	Deficit	Equity
Balance at December 31, 2017	21,339	$213	$2,366,464	1,212	$—	$(14,493)	$(200,383)	$2,151,801
Shares issued under share-based compensation plan	28	1	(5)	(28)	—	—	—	(4)
Share-based compensation	—	—	1,171	—	—	—	—	1,171
Other comprehensive income	—	—	—	—	—	386	—	386
Net loss	—	—	—	—	—	—	(199,795)	(199,795)
Balance at June 30, 2018	21,367	$214	$2,367,630	1,184	$—	$(14,107)	$(400,178)	$1,953,559

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Six Months Ended June 30,
	2018	2017
Cash flow from operating activities:
Net loss	$(199,795)	$(237,913)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	139,990	139,494
Amortization of deferred revenue	(12,003)	(36,197)
Amortization of deferred costs	9,261	5,862
Amortization of deferred financing costs	—	16,401
Amortization of debt discount	—	619
Deferred income taxes	(2,408)	(51)
Share-based compensation expense	1,171	4,006
Reorganization items	6,877	—
Changes in operating assets and liabilities:
Accounts receivable	3,316	58,484
Materials and supplies	1,955	1,710
Prepaid expenses and other assets	3,871	(10,026)
Accounts payable and accrued expenses	(19,039)	5,734
Deferred revenue	(481)	7,072
Net cash used in operating activities	(67,285)	(44,805)
Cash flow from investing activities:
Capital expenditures	(10,788)	(13,424)
Purchase of available-for-sale securities	—	(4,000)
Net cash used in investing activities	(10,788)	(17,424)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	(4)	(191)
Payments on long-term debt	—	(144,598)
Payments for financing costs	—	(3,591)
Net cash used in financing activities	(4)	(148,380)
Net decrease in cash and cash equivalents	(78,077)	(210,609)
Cash, cash equivalents and restricted cash, beginning of period	317,448	626,168
Cash, cash equivalents and restricted cash, end of period	$239,371	$415,559

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1 — Nature of Business

Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling contractor committed to being the preferred provider of offshore drilling services to the oil and natural gas industry through the use of high-specification floating rigs. Our primary business is to contract our fleet to drill wells for our clients.

Note 2 — Bankruptcy Proceeding and Liquidity

Bankruptcy Proceeding — On November 12, 2017 (the “Petition Date”), Pacific Drilling S.A. and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions (the “Bankruptcy Petitions”) for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).  We have received approval from the Bankruptcy Court to jointly administer the cases under the caption In re Pacific Drilling S.A.  No trustee has been appointed and we will continue to operate as a “debtor in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. The Bankruptcy Court also granted us relief that we requested in a variety of “first day” motions to continue to operate our business in the normal course. The approved motions gave us the authority to, among other things, continue to pay employee wages and benefits without interruption, utilize our current cash management system and pay certain foreign and critical vendors for goods and services provided prior to the Petition Date.

On July 31, 2018, we filed our plan of reorganization under Chapter 11 with the Bankruptcy Court. See Note 14.

As a result of the Bankruptcy Petitions, the realization of assets and the satisfaction of liabilities are subject to uncertainty. Although the filing of the Bankruptcy Petitions triggered defaults under all of our existing debt obligations, creditors are stayed from taking any action against the Debtors as a result of such defaults, subject to certain limited exceptions permitted by the Bankruptcy Code. Absent an order of the Bankruptcy Court, substantially all of the Debtors’ pre-petition liabilities are subject to settlement under the Bankruptcy Code. While operating as debtors-in-possession under Chapter 11, subject to the approval of the Bankruptcy Court or as otherwise permitted in the ordinary course of business (and subject to applicable orders of the Bankruptcy Court), we may sell or otherwise dispose of or liquidate assets or settle liabilities for amounts other than those reflected in the accompanying condensed consolidated financial statements. Further, any plan of reorganization confirmed by the Bankruptcy Court may impact the amounts and classifications of assets and liabilities reported in our condensed consolidated financial statements.

We have segregated liabilities and obligations whose treatment and satisfaction were dependent on the outcome of our reorganization under the Chapter 11 proceedings and have classified these items as liabilities subject to compromise on our condensed consolidated balance sheets. Generally, all actions to enforce or otherwise effect repayment of pre-petition liabilities of the Debtors, as well as all pending litigation against the Debtors, have been stayed while we are subject to the Chapter 11 proceedings. The ultimate amount and treatment for these types of liabilities will be subject to the claims resolution processes in our Chapter 11 proceedings and any plan of reorganization confirmed by the Bankruptcy Court. Liabilities subject to compromise include only those liabilities that are obligations of the Debtors, and exclude the obligations of the Company’s non-debtor subsidiaries. Liabilities subject to compromise may vary significantly from the stated amounts of claims filed with the Bankruptcy Court.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

The components of liabilities subject to compromise are as follows:

	June 30,	December 31,
	2018	2017
	(in thousands)
2017 Senior Secured Notes	$439,364	$439,364
2018 Senior Secured Term Loan B	718,125	718,125
Revolving Credit Facility	475,000	475,000
Senior Secured Credit Facility	661,478	661,478
2020 Senior Secured Notes	750,000	750,000
Accrued interest	39,172	39,618
Accounts payable and other estimated allowed claims	1,668	4,092
Total liabilities subject to compromise	$3,084,807	$3,087,677

See Note 5 for further discussion of the 2017 Senior Secured Notes, 2018 Senior Secured Term Loan B, Revolving Credit Facility, Senior Secured Credit Facility and 2020 Senior Secured Notes.

In addition, we have classified all income, expenses, gains or losses that were incurred or realized as a result of the Chapter 11 proceedings as reorganization items in our consolidated statements of operations. The components of reorganization items are as follows:

	Three Months Ended	Six Months Ended
	June 30, 2018	June 30, 2018
	(in thousands)
Professional fees	$13,477	$25,509
Total reorganization items	$13,477	$25,509

Liquidity  — Our liquidity fluctuates depending on a number of factors, including, among others, our contract backlog, our revenue efficiency and the timing of accounts receivable collection as well as payments for operating costs and other obligations. Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development by our current and potential clients on a global basis, while at the same time the supply of available drillships has increased, which in turn has negatively affected our revenue, profitability and cash flows.

Primary sources of funds for our short-term liquidity needs are expected to be our cash flow generated from operating activities and existing cash, cash equivalents and restricted cash balances. As of June 30, 2018, we had $230.9 million of cash and cash equivalents and $8.5 million of restricted cash. As part of our “first day” relief in the Chapter 11 proceedings, the Bankruptcy Court granted us authority to use property that may be deemed to be “cash collateral” of our pre-petition lenders within the meaning of Section 363(a) of the Bankruptcy Code, which may include a portion of our cash flow generated from operating activities.    We do not have additional borrowing capacity under any of our outstanding credit facilities, though we may seek “debtor in possession” financing with the approval of the Bankruptcy Court in the future if required.

We have significant indebtedness. Our level of indebtedness has adversely impacted and is continuing to adversely impact our financial condition. Our financial condition, the defaults under our debt agreements, and the risks and uncertainties surrounding our Chapter 11 proceedings raise substantial doubt about our ability to continue as a going concern. However, the condensed consolidated financial statements have been prepared on a going concern basis of

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of our Chapter 11 proceedings. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material.

Note 3 — Significant Accounting Policies

Basis of Presentation — Our accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and Article 10 of Regulation S-X of the Securities and Exchange Commission. Pursuant to such rules and regulations, these financial statements do not include all disclosures required by GAAP for complete financial statements. Our condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of our financial position, results of operations and cash flows for the presented interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Operating results for  the three and six months ended June 30, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018 or for any future period. The accompanying condensed consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes of the Company for the year ended December 31, 2017.

Bankruptcy Accounting — Our condensed consolidated financial statements included herein have been prepared as if we are a going concern and reflect the application of Accounting Standards Codification (“ASC”) 852, Reorganizations, issued by the Financial Accounting Standards Board (“FASB”). ASC 852 requires that financial statements for periods subsequent to the Chapter 11 filing distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, we classify liabilities and obligations whose treatment and satisfaction are dependent on the outcome of the reorganization under the Chapter 11 proceedings as liabilities subject to compromise on our condensed consolidated balance sheets. In addition, we classify all income, expenses, gains or losses that were incurred or realized as a result of the Chapter 11 proceedings as reorganization items in our condensed consolidated statements of operations. See Note 2.

Our condensed consolidated financial statements do not purport to reflect or provide for the consequences of our Chapter 11 proceedings. In particular, our condensed consolidated financial statements do not purport to show: (i) the realizable value of assets on a liquidation basis or their availability to satisfy liabilities; (ii) the amount of pre-petition liabilities that may be allowed for claims or contingencies, or the status and priority thereof; (iii) the effect on stockholders’ equity accounts of any changes that may be made to our capitalization; or (iv) the effect on operations of any changes that may be made to our business.

Principles of Consolidation — Our condensed consolidated financial statements include the accounts of Pacific Drilling S.A., consolidated subsidiaries that we control by ownership of a majority voting interest and entities that meet the criteria for variable interest entities for which we are deemed to be the primary beneficiary for accounting purposes. We eliminate all intercompany transactions and balances in consolidation.

We are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), with Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech owns 51% of PIDWAL and PIDWAL has a 50.1% ownership interest in two of our rig holding subsidiaries, Pacific Bora Ltd. and Pacific Scirocco Ltd. PIDWAL’s interest in the rig holding subsidiaries is held through a holding company of PIDWAL, Pacific Drillship Nigeria Limited (“PDNL”). Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Likewise, PIDWAL will not accrue the economic benefits of its interest in PDNL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. PIDWAL and PDNL are variable interest entities for

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

which we are the primary beneficiary. Accordingly, we consolidate all interests of PIDWAL and PDNL and no portion of their operating results is allocated to the noncontrolling interest.

In addition to the joint venture agreement, we are a party to marketing and logistic services agreements with Derotech and an affiliated company of Derotech. During the three and six months ended June 30, 2018, we incurred fees of $0.1 million and $0.5 million, respectively, under such agreements. During the three and six months ended June 30, 2017, we incurred fees of $0.4 million and $1.9 million, respectively, under such agreements.

Change in Accounting Principle — In May 2014, the FASB issued Acounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASU Topic 605, Revenue Recognition. Under the new guidance, revenue is recognized when a client obtains control of promised goods or services and in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services.

We adopted ASU 2014-09 and its related amendments, or collectively, Topic 606, effective January 1, 2018 using the modified retrospective approach. Accordingly, we have applied the five-step method outlined in Topic 606 for determining when and how revenue is recognized for all contracts that were not completed as of the date of adoption. Revenues for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts have not been adjusted and continue to be reported under the previous revenue recognition guidance. For contracts that were modified before the effective date, we have considered the modification guidance within the new standard and determined that the revenue recognized and contract balances recorded prior to adoption for such contracts were not impacted.  While Topic 606 requires additional disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with clients, its adoption did not have a material effect on our financial position, results of operations and cash flows. See Note 8.

Recently Adopted Accounting Standards

Classification and Measurement of Financial Instruments — On January 25, 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, which requires all equity investments that do not result in consolidation and are not accounted for under the equity method to be measured at fair value through earnings, and eliminates the available-for-sale classification for equity securities with readily determinable fair values. The standard requires entities to record a cumulative-effect adjustment on their balance sheets as of the beginning of the fiscal year of adoption. We adopted the standard effective January 1, 2018 with no impact to our consolidated financial statements.

Tax Accounting for Intra-Entity Asset Transfers — On October 24, 2016, the FASB issued ASU 2016-16, Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory, which requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transaction occurs as opposed to deferring tax consequences and amortizing them into future periods. The standard requires a modified retrospective approach with a cumulative-effect adjustment directly to retained earnings at the beginning of the period of adoption. We adopted the standard effective January 1, 2018 with no impact to our consolidated financial statements.

Scope of Modification Accounting for Stock Compensation — On May 10, 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718)—Scope of Modification Accounting, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. We adopted the standard effective January 1, 2018 with no impact to our consolidated financial statements.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

Modification of Accounting for Hedging Activities — On August 28, 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815)—Targeted Improvements to Accounting for Hedging Activities, which eliminates the requirement to separately measure and report hedge ineffectiveness and requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The new guidance also eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness. We adopted the standard effective January 1, 2018 with no impact to our consolidated financial statements.

Recently Issued Accounting Standards

Leases —  On February 25, 2016, the FASB issued ASU 2016-02, Leases, which requires lessees to recognize a right-of-use asset and liability for virtually all leases and updates previous accounting standards for lessors to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards. The update, which permits early adoption, is effective for annual and interim periods beginning after December 15, 2018. Under the updated accounting standards, we believe that our drilling contracts contain a lease component. Additionally, for transactions in which we are considered a lessee, we will recognize a lease liability and a right-of-use asset based on our portfolio of leases upon adoption. We expect to adopt the standard effective January 1, 2019 using the modified retrospective approach. On July 30, 2018, the FASB issued new targeted improvements to ASU 2016-02, which allow a new transition method to apply the new lease requirements at the effective date with a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption, and provide lessors with a practical expedient to not separate non-lease components from the related lease components under certain conditions. If elected, lessors will be able to aggregate the lease and non-lease components and account for the combined component under Topic 606 when the non-lease component is the predominant element. We are currently evaluating the new targeted improvements and the impact they may have on our consolidated financial statements and related disclosures.

Measurement of Credit Losses on Financial Instruments — On June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. The new model will apply to: (i) loans, accounts receivable, trade receivables, and other financial assets measured at amortized cost, (ii) loan commitments and certain other off-balance sheet credit exposures, (iii) debt securities and other financial assets measured at fair value through other comprehensive income and (iv) beneficial interests in securitized financial assets. This update is effective for annual and interim periods beginning after January 1, 2020. We are currently evaluating the effect the standard may have on our consolidated financial statements and related disclosures.

Note 4 — Property and Equipment

Property and equipment consists of the following:

	June 30,	December 31,
	2018	2017
	(in thousands)
Drillships and related equipment	$5,920,776	$5,911,792
Other property and equipment	20,566	20,566
Property and equipment, cost	5,941,342	5,932,358
Accumulated depreciation	(1,419,194)	(1,280,357)
Property and equipment, net	$4,522,148	$4,652,001

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

Note 5 — Debt

Debt consists of the following:

	June 30,	December 31,
	2018	2017
	(in thousands)
Debt Obligations:
2017 Senior Secured Notes	$439,364	$439,364
2018 Senior Secured Term Loan B	718,125	718,125
Revolving Credit Facility	475,000	475,000
Senior Secured Credit Facility	661,478	661,478
2020 Senior Secured Notes	750,000	750,000
Total debt	3,043,967	3,043,967
Less: liabilities subject to compromise	(3,043,967)	(3,043,967)
Total long-term debt	$—	$—

On November 12, 2017, the Debtors filed the Bankruptcy Petitions for relief under Chapter 11 of the Bankruptcy Code. The filing of the Bankruptcy Petitions constituted an event of default with respect to the 2017 Senior Secured Notes, 2018 Senior Secured Term Loan B, Revolving Credit Facility, Senior Secured Credit Facility and 2020 Senior Secured Notes (each as defined below). As a result, the corresponding pre-petition secured indebtedness became immediately due and payable and any efforts to enforce such payment obligations were automatically stayed as a result of the Chapter 11 proceedings. As of June  30, 2018 and December 31, 2017, all debt is classified as liabilities subject to compromise on our condensed consolidated balance sheets.

2017 Senior Secured Notes

In November 2012, Pacific Drilling V Limited (“PDV”), an indirect, wholly-owned subsidiary of the Company, and the Company, as guarantor, completed a private placement of $500.0 million in aggregate principal amount of 7.25% senior secured notes due 2017 (the “2017 Senior Secured Notes”). The 2017 Senior Secured Notes bore interest at 7.25% per annum, payable semiannually on June 1 and December 1, with a scheduled maturity on December 1, 2017.

The 2017 Senior Secured Notes are secured by a first-priority security interest (subject to certain exceptions) in the Pacific Khamsin, and substantially all of the other assets of PDV, including an assignment of earnings and insurance proceeds related to the Pacific Khamsin.

During the year ended December 31, 2016, we repurchased $60.6 million of our 2017 Senior Secured Notes.

Senior Secured Credit Facility

In February 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited (collectively, the “SSCF Borrowers”) and the Company, as guarantor, entered into a senior secured credit facility agreement (as amended and restated, the “SSCF” or “Senior Secured Credit Facility”) to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem (the “SSCF Vessels”). The SSCF is primarily secured on a first-priority basis by liens on the SSCF Vessels, and by an assignment of earnings and insurance proceeds relating thereto.

In 2015, we completed the final drawdown under this facility, resulting in a cumulative total drawdown of $985.0 million.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

Following the final drawdown, the SSCF consisted of two principal tranches: (i) a Commercial Tranche of $492.5 million provided by a syndicate of commercial banks and (ii) a Garanti-Instituttet for Eksportkreditt (“GIEK”) Tranche of $492.5 million guaranteed by GIEK, comprised of two sub-tranches: (x) an Eksportkreditt Norge AS (“EKN”) sub-tranche of $246.3 million and (y) a bank sub-tranche of $246.3 million.

Borrowings under (A) the Commercial Tranche bear interest at London Interbank Offered Rate (“LIBOR”) plus a margin of 3.75%, (B) the EKN sub-tranche bear interest, at our option, at (i) LIBOR plus a margin of 1.5% (which margin may be reset on May 31, 2019) or (ii) at a Commercial Interest Reference Rate of 2.37%, and (C) the bank sub-tranche bear interest at LIBOR plus a margin of 1.5%. Borrowings under both sub-tranches are also subject to a guarantee fee of 2% per annum. Interest is payable quarterly.

The Commercial Tranche has a scheduled maturity on May 31, 2019. Loans made with respect to the Pacific Sharav under the GIEK Tranche have a scheduled maturity on May 12, 2026. Loans made with respect to the Pacific Meltem under the GIEK Tranche have a scheduled maturity on November 24, 2026. The GIEK Tranche contains a put option exercisable if the Commercial Tranche is not refinanced or renewed on or before February 28, 2019. If the GIEK Tranche put option is exercised, each SSCF Borrower must prepay, in full, the portion of all outstanding loans that relate to the GIEK Tranche, on or before May 31, 2019, without any premium, penalty or fees of any kind. The SSCF requires semiannual amortization payments of $39.9 million; however, we will not make these payments during the pendency of our Chapter 11 proceedings.

2020 Senior Secured Notes

On June 3, 2013, we completed a $750.0 million private placement of 5.375% senior secured notes due 2020 (the “2020 Senior Secured Notes”).

The 2020 Senior Secured Notes bear interest at 5.375% per annum, payable semiannually on June 1 and December 1, with a scheduled maturity on June 1, 2020.

The 2020 Senior Secured Notes are guaranteed by each of our subsidiaries that own the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana (the “Shared Collateral Vessels”), each of our subsidiaries that own or previously owned equity or similar interests in a Shared Collateral Vessel-owning subsidiary, and certain other of our subsidiaries that are parties to charters in respect of the Shared Collateral Vessels, and are required to be guaranteed by certain other future subsidiaries.

The 2020 Senior Secured Notes are secured, on an equal and ratable, first-priority basis, with the obligations under the Senior Secured Term Loan B (as defined below), the Revolving Credit Facility (as defined below) and certain future obligations, subject to payment priorities in favor of lenders under the Revolving Credit Facility pursuant to the terms of an intercreditor agreement (the “Intercreditor Agreement”), by liens on the Shared Collateral Vessels, a pledge of the equity of the entities that own the Shared Collateral Vessels, assignments of earnings and insurance proceeds with respect to the Shared Collateral Vessels and certain other assets of the subsidiary guarantors (collectively, the “Shared Collateral”).

2018 Senior Secured Institutional Term Loan – Term Loan B

On June 3, 2013, we entered into a $750.0 million senior secured institutional term loan with a scheduled maturity on June 3, 2018 (the “Senior Secured Term Loan B”). The Senior Secured Term Loan B bore interest, at our election, at either (1) LIBOR, which will not be less than a floor of 1% plus a margin of 3.5% per annum, or (2) a rate of interest per annum equal to (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% or (iii) 1% per annum above the one-month LIBOR, whichever is the highest rate in each case plus a margin of 2.5% per annum, payable

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

quarterly. The Senior Secured Term Loan B required quarterly amortization payments of $1.9 million; however, we will not make these payments during the pendency of our Chapter 11 proceedings.

The Senior Secured Term Loan B is secured by the Shared Collateral and subject to the terms and provisions of the Intercreditor Agreement.

Revolving Credit Facility

On June 3, 2013, we entered into a $500.0 million senior secured revolving credit facility with a scheduled maturity on June 3, 2018 (as amended, the “Revolving Credit Facility”). The Revolving Credit Facility is secured by the Shared Collateral and subject to the provisions of the Intercreditor Agreement. The Revolving Credit Facility permitted loans to be extended up to a maximum sublimit of $475.0 million and permitted letters of credit to be issued up to a maximum sublimit of $300.0 million, subject to a $475.0 million overall facility limit.

Borrowings under the Revolving Credit Facility bore interest, at our option, at either (1) LIBOR plus a margin ranging from 3.25% to 3.75% based on our leverage ratio, or (2) a rate of interest per annum equal to (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% or (iii) 1% per annum above the one-month LIBOR, whichever is the highest rate, in each case plus a margin ranging from 2.25% to 2.75% per annum based on our leverage ratio, payable quarterly. Outstanding but undrawn letters of credit accrue a fee at a rate equal to the margin on LIBOR loans minus 1%.

Interest Expense

We have not accrued interest expenses that we believe are not probable of being treated as an allowed claim in the Chapter 11 proceedings. During the three and six months ended June 30, 2018, contractual interest related to the 2017 Senior Secured Notes, the 2020 Senior Secured Notes and the Senior Secured Term Loan B that would have been accrued absent the Bankruptcy Petitions was $28.6 million and $56.0 million, respectively, assuming maturity was extended on the unpaid principal amount for any applicable debt.

Note 6 — Earnings per Share

The following reflects the income and the share data used in the basic and diluted loss per share computations:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
	(in thousands, except per share information)
Numerator:
Net loss, basic and diluted	$(103,744)	$(138,066)	$(199,795)	$(237,913)
Denominator:
Weighted-average number of common shares outstanding, basic	21,366	21,317	21,352	21,295
Weighted-average number of common shares outstanding, diluted	21,366	21,317	21,352	21,295
Loss per share:
Basic	$(4.86)	$(6.48)	$(9.36)	$(11.17)
Diluted	$(4.86)	$(6.48)	$(9.36)	$(11.17)

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

The following table presents the share effects of share-based compensation awards that were excluded from our computations of diluted loss per share because their effect would have been anti-dilutive for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
	(in thousands)		(in thousands)
Share-based compensation awards	299	740	299	740

Note 7 — Income Taxes

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. As of June 30, 2018 and December 31, 2017, we had $40.6 million and $38.9 million, respectively, of unrecognized tax benefits which were included in other long-term liabilities on our condensed consolidated balance sheets. To the extent we have income tax receivable balances available to utilize against amounts payable for unrecognized tax benefits, we have presented such receivable balances as a reduction to other long-term liabilities on our condensed consolidated balance sheets. The entire balance of unrecognized tax benefits as of June 30, 2018 would favorably impact our effective tax rate if recognized. No interest or penalties related to unrecognized tax benefits were included on our condensed consolidated balance sheets as of June 30, 2018 and December 31, 2017.

Note 8 — Revenue from Contracts with Clients

We earn revenue primarily by (i) providing our drillship, work crews, related equipment, services and supplies necessary to operate the rig, (ii) delivering the rig by mobilizing to and demobilizing from the drill location and (iii) performing certain pre-operating activities, including rig preparation activities or equipment modifications required for the contract.

Dayrate Drilling Revenue. Our drilling contracts provide for payment on a dayrate basis, with higher rates for periods when the drillship is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The dayrate invoices billed to the client are determined based on the varying rates applicable to the specific activities performed on an hourly basis. Such dayrate consideration is attributed to the distinct hourly increment to which it relates within the contract term. Therefore, we record dayrate drilling revenue consistent with the contractual rate invoiced for the services provided during the respective period.

Mobilization/Demobilization Revenue. We may receive fees for the mobilization and demobilization of our rigs. These activities are not considered to be distinct within the context of the contract and therefore, the associated revenue is allocated to the overall performance obligation and recognized ratably over the initial term of the related drilling contract. We record a contract liability for mobilization fees received, which is amortized ratably to contract drilling revenue as services are rendered over the initial term of the related drilling contract. Demobilization revenue expected to be received upon contract completion is estimated as part of the overall transaction price at contract inception. We record demobilization revenue in earnings ratably over the initial term of the contract with an offset to an accretive contract asset.

Contract Preparation Revenue. Some of our drilling contracts require downtime before the start of the contract to prepare the rig to meet client requirements. At times, we may be compensated by the client for such work. These activities are not considered to be distinct within the context of the contract. We record a contract liability for contract preparation fees received, which is amortized ratably to contract drilling revenue over the initial term of the related drilling contract.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

Capital Upgrade Revenue. From time to time, we may receive fees from our clients for capital improvements or upgrades to our rigs to meet contractual requirements. These activities are not considered to be distinct within the context of our contracts. We record a contract liability for such fees and recognize them ratably as contract drilling revenue over the initial term of the related drilling contract.

Revenues Related to Reimbursable Expenses. We generally receive reimbursements from our clients for the purchase of supplies, equipment, personnel services and other services provided at their request in accordance with a drilling contract or other agreement. Such reimbursable revenue is variable and subject to uncertainty, as the amounts received and timing thereof are highly dependent on factors outside of our control. Accordingly, reimbursable revenue is fully constrained and not included in the total transaction price until the uncertainty is resolved, which typically occurs when the related costs are incurred on behalf of a client. We are generally considered a principal in such transactions.  Therefore, we record the associated revenue at the gross amount billed to the client in the period the corresponding goods and services are to be consumed.

Contract Assets and Liabilities

Accounts receivable are recognized when the right to consideration becomes unconditional based upon contractual billing schedules. Payment terms on invoiced amounts are typically 30 days. As of June 30, 2018 and December 31, 2017, accounts receivable on our condensed consolidated balance sheets were presented net of allowance for doubtful accounts of $2.6 million and $2.6 million, respectively.

Contract assets consist of demobilization revenue that we expect to receive and is recognized ratably throughout the contract term, but invoiced upon completion of the demobilization activities. Once the demobilization revenue is invoiced, the corresponding contract asset is transferred to accounts receivable.

Contract liabilities include payments received for mobilization, contract preparation and capital upgrade activities, which are allocated to the overall performance obligation and recognized ratably over the initial term of the contract.

Contract assets and liabilities are netted at a contract level, such that deferred revenue for mobilization, contract preparation and capital upgrade (contract liabilities) is netted with any accrued demobilization revenue (contract asset) for each applicable contract. Net current contract asset and liability balances are included in “Prepaid expenses and other current assets” and “Deferred revenue, current,” respectively, and net noncurrent contract asset and liability balances are included in “Other assets” and “Deferred revenue,” respectively, on our condensed consolidated balance sheets.

The following table provides information about trade receivables, contract assets and contract liabilities:

	June 30,	January 1,
	2018	2018
	(in thousands)

Trade receivables, net	$37,199	$40,398
Current contract liabilities (deferred revenue)	21,102	23,966
Noncurrent contract liabilities (deferred revenue)	3,353	12,973

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

Significant changes in contract assets and contract liabilities for the six months ended June 30, 2018 are as follows:

	Contract Assets	Contract Liabilities
	(in thousands)
Balance at January 1, 2018	$—	$(36,939)
Decrease due to amortization of deferred revenue	—	12,003
Decrease due to completion of prepaid services	—	2,305
Increase due to cash received, excluding amounts recognized as revenue	—	(1,824)
Increase due to demobilization revenue recognized	200	—
Decrease due to billing of demobilization fee	(200)	—
Balance at June 30, 2018	$—	$(24,455)

Contract Fulfillment Costs

Certain direct and incremental costs incurred for upfront preparation and initial mobilization of contracted rigs represent costs of fulfilling a contract as they relate directly to a contract, enhance resources that will be used to satisfy our performance obligations in the future and are expected to be recovered. Such costs are deferred as a current or noncurrent asset depending on the length of the initial contract term and amortized ratably to operating expenses as services are rendered over the initial term of the related drilling contract. As of June 30, 2018, these contract fulfillment costs were $3.4 million and $0.7 million and reported in “Deferred costs, current” and “Other assets” on our condensed consolidated balance sheets, respectively. During the three and six months ended June 30, 2018, amortization of such costs was $2.5 million and $5.8 million respectively, and there was no impairment of deferred contract costs.

Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization process. Costs incurred for capital upgrades for a contract are capitalized as property and equipment and depreciated over the estimated useful life of the asset.

Future Amortization of Contract Liabilities

The following table reflects revenue expected to be recognized in the future related to unsatisfied performance obligations as of June 30, 2018:

	Remaining
	six months	For the years ending December 31,
	2018	2019	2020	2021 and thereafter	Total
	(in thousands)
Amortization of contract liabilities	$10,638	$13,817	$—	$—	$24,455

The expected timing for recognition of such revenue is based on the estimated start date and duration of each respective contract as of June 30, 2018. The actual timing of recognition of such amounts may vary due to factors outside of our control. We have applied the optional exemption in Topic 606 and have not disclosed the variable consideration related to our estimated future dayrate revenue.  See Note 3 for further discussion of our adoption of Topic 606.

Note 9 — Derivatives

We are exposed to market risk from changes in interest rates and foreign exchange rates. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

fluctuations in interest rates and foreign exchange rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

In 2013, we entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR with a notional value of $712.5 million. The interest rate swap did not amortize and had a scheduled maturity on December 3, 2017. On a quarterly basis, we paid a fixed rate of 1.56% and received the maximum of 1% or three-month LIBOR. As of September 30, 2017, we discontinued hedge accounting of the interest rate swap. The interest rate swap was terminated shortly after the Petition Date.

In 2013, we also entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR with a notional value of $400.0 million. The interest rate swap did not amortize and had a scheduled maturity on July 1, 2018. On a quarterly basis, we paid a fixed rate of 1.66% and received three-month LIBOR. As of the Petition Date, we discontinued hedge accounting of the interest rate swap. The interest rate swap was terminated shortly after the Petition Date.

We had no outstanding derivatives as of June 30, 2018 and December 31, 2017.

The following table summarizes the cash flow hedge gains and losses for the three months ended June 30, 2018 and 2017:

					Gain (Loss) Recognized in
	Gain (Loss) Recognized in Other		Loss Reclassified from		Income (Ineffective Portion and
	Comprehensive Income (“OCI”)		Accumulated OCI into Income		Amount Excluded from Effectiveness
	for the Three Months Ended		for the Three Months Ended		Testing) for the Three Months Ended
	June 30,		June 30,		June 30,
Derivatives in Cash Flow Hedging Relationships	2018	2017	2018	2017	2018	2017
	(in thousands)
Interest rate swaps	$193	$929	$193	$1,493	$—	$—

The following table summarizes the cash flow hedge gains and losses for the six months ended June 30, 2018 and 2017:

					Gain (Loss) Recognized in
	Gain (Loss) Recognized in Other		Loss Reclassified from		Income (Ineffective Portion and
	Comprehensive Income (“OCI”)		Accumulated OCI into Income		Amount Excluded from Effectiveness
	for the Six Months Ended		for the Six Months Ended		Testing) for the Six Months Ended
	June 30,		June 30,		June 30,
Derivatives in Cash Flow Hedging Relationships	2018	2017	2018	2017	2018	2017
	(in thousands)
Interest rate swaps	$386	$2,747	$386	$3,292	$—	$—

As of June 30, 2018, the estimated amount of net losses associated with derivative instruments that would be reclassified from accumulated other comprehensive loss to earnings during the next twelve months was $0.8 million, resulting from terminated cash flow hedges for interest capitalized in the construction of fixed assets. During the three and six months ended June 30, 2018, we reclassified $0.2 million and $0.4 million to depreciation from accumulated other comprehensive loss, respectively. During the three and six months ended June 30, 2017, we reclassified $1.3

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

million and $2.9 million to interest expense and $0.2 million and $0.4 million to depreciation from accumulated other comprehensive loss, respectively.

Note 10 — Fair Value Measurements

We estimated fair value by using appropriate valuation methodologies and information available to management as of June 30, 2018 and December 31, 2017. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.

The estimated fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximated their carrying value due to their short-term nature. It is not practicable to estimate the fair value of our receivable from Samsung Heavy Industries (“SHI”) (see Note 11), SSCF debt and Revolving Credit Facility.

The following table presents the carrying value and estimated fair value of our cash and cash equivalents and other debt instruments:

	June 30, 2018		December 31, 2017
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value
	(in thousands)
Cash and cash equivalents	$230,871	$230,871	$308,948	$308,948
2017 Senior Secured Notes	$439,364	$202,107	$439,364	$243,847
2018 Senior Secured Term Loan B	$718,125	$258,525	$718,125	$290,841
2020 Senior Secured Notes	$750,000	$275,625	$750,000	$307,500

We estimate the fair value of our cash equivalents using significant other observable inputs, representative of a Level 2 fair value measurement, including the net asset values of the investments. As of June 30, 2018 and December 31, 2017, the aggregate carrying amount of our cash equivalents was $224.0 million and $220.7 million, respectively. We estimate the fair values of our variable-rate and fixed-rate debt using quoted market prices to the extent available and significant other observable inputs, which represent Level 2 fair value measurements.

See Note 9 for further discussion of our use of financial instruments.

Note 11 — Commitments and Contingencies

Commitments — As of June 30, 2018, we had no material commitments.

Contingencies — It is to be expected that we will routinely be involved in litigation and disputes arising in the ordinary course of our business.

On the Petition Date, Pacific Drilling S.A. and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. As a result of the Chapter 11 proceedings, attempts to prosecute, collect, secure or enforce remedies with respect to pre-petition claims against us are subject to the automatic stay provisions of Section 362(a) of the Bankruptcy Code, including litigation relating to us and our subsidiaries that are Debtors in the Chapter 11 proceedings. See Note 2.

In January 2013, our subsidiary Pacific Drilling VIII Limited (“PDVIII”) entered into, and our subsidiary Pacific Drilling Services, Inc. (“PDSI”) guaranteed, a contract with SHI for the construction of the Pacific Zonda, with a purchase price of approximately $517.5 million and original delivery date of March 31, 2015 (the “Construction Contract”). On October 29, 2015, we exercised our right to rescind the Construction Contract due to SHI’s failure to

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

timely deliver the drillship in accordance with the contractual specifications. SHI rejected our rescission, and on November 25, 2015, formally commenced an arbitration proceeding against us in London under the Arbitration Act 1996 before a tribunal of three arbitrators (as specified in the Construction Contract) (the “Tribunal”). SHI claims that we wrongfully rejected their tendered delivery of the drillship and seeks the final installment of the purchase price under the Construction Contract. On November 30, 2015, we made demand under the third-party refund guarantee accompanying the Construction Contract for the amount of our advance payments made under the Construction Contract of approximately $181.1 million, plus interest. Any payment under the refund guarantee is suspended until an award under the arbitration is obtained. In addition to seeking repayment of our advance payments made under the Construction Contract, we have made a counterclaim for the return of our purchased equipment, or the value of such equipment, and damages for our wasted expenditures. We own $75.0 million in purchased equipment for the Pacific Zonda recorded in property and equipment, a majority of which remains on board the Pacific Zonda.  As part of our “first day” relief in the Chapter 11 proceedings, the Bankruptcy Court granted us a modification of the automatic stay provisions of the Bankruptcy Code to allow us to proceed with this arbitration.

An evidentiary hearing was held in London before the Tribunal from February 5 through March 2, 2018. Written closing submissions were filed with the Tribunal in late April, with short replies to such submissions filed in mid-May 2018. Oral closing submissions were heard by the Tribunal in early August 2018. We expect the Tribunal to render its award within the next several months.

In our bankruptcy proceedings, SHI has asserted claims against PDVIII and PDSI, secured by the Pacific Zonda, for approximately $387.4 million, for the remaining unpaid purchase price, interest and costs. PDVIII and PDSI have no material assets after accounting for post-petition administrative expenses.

Based on our assessment of the facts and circumstances of the rescission, we believe the recovery of the advance payments and accrued interest in the amount of $202.6 million is probable, and is thus presented as a long-term receivable on our condensed consolidated balance sheets at June 30, 2018 and December 31, 2017, respectively. We also believe the recovery of the purchased equipment on board the Pacific Zonda is probable.

We do not believe that the ultimate outcome resulting from this arbitration will have a material adverse effect on our financial position, results of operations or cash flows.

Note 12 — Supplemental Cash Flow and Financial Information

During the six months ended June 30, 2018 and 2017, we paid $33.8 million and $83.7 million of interest, respectively. During the six months ended June  30, 2018 and 2017, we paid $3.2 million and $3.4 million of income taxes, respectively.

During the six months ended June 30, 2018, we paid  $18.6 million in reorganization items.

Within our condensed consolidated statements of cash flows, capital expenditures represent expenditures for which cash payments were made during the period. These amounts exclude accrued capital expenditures, which are capital expenditures that were accrued but unpaid. During the six months ended June 30, 2018 and 2017, changes in accrued capital expenditures were $0.2 million and $(2.3) million, respectively.

As of June 30, 2018 and December 31, 2017, our condensed consolidated balance sheets included $8.5 million in restricted cash used as collateral under our treasury management services agreement with a financial institution.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

Note 13 — Condensed Combined Debtors Financial Statements

In accordance with the requirements of ASC 852, Reorganization, the following are the condensed combined financial statements of the Debtors. Intercompany transactions among the Debtors have been eliminated in the financial statements contained herein. Intercompany transactions between the Debtors and the Company’s non-debtor subsidiaries have not been eliminated in the Debtors’ financial statements.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND CERTAIN SUBSIDIARIES

Condensed Combined Statements of Operations (Unaudited)

(in thousands)

	Three Months Ended	Six Months Ended
	June 30, 2018	June 30, 2018
Revenues
Contract drilling	$66,564	$147,687
Costs and expenses
Operating expenses	(54,662)	(116,762)
General and administrative expenses	(12,176)	(27,767)
Depreciation expense	(70,051)	(139,952)
	(136,889)	(284,481)
Operating loss	(70,325)	(136,794)
Other income (expense)
Interest expense	(17,178)	(32,073)
Reorganization items	(13,477)	(25,509)
Other income (expense)	(183)	449
Loss before income taxes	(101,163)	(193,927)
Income tax expense	(482)	(719)
Net loss	$(101,645)	$(194,646)

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND CERTAIN SUBSIDIARIES

Condensed Combined Balance Sheets (Unaudited)

(in thousands)

	June 30,	December 31,
	2018	2017
Assets:
Cash and cash equivalents	$228,530	$305,489
Restricted cash	8,500	8,500
Accounts receivable, net	37,567	40,466
Intercompany receivable	102,716	96,488
Materials and supplies	85,377	87,332
Deferred costs, current	11,748	14,892
Prepaid expenses and other current assets	11,710	14,146
Total current assets	486,148	567,313
Property and equipment, net	4,521,894	4,651,710
Intercompany loan receivable	27,021	27,021
Long-term receivable	202,575	202,575
Other assets	27,320	30,892
Total assets	$5,264,958	$5,479,511
Liabilities and shareholders’ equity:
Accounts payable	$13,984	$10,412
Intercompany payable	3,807	5,867
Accrued expenses	22,336	26,688
Accrued interest	4,780	6,088
Deferred revenue, current	21,102	23,514
Total current liabilities	66,009	72,569
Deferred revenue	3,353	12,973
Other long-term liabilities	30,035	32,321
Total liabilities not subject to compromise	99,397	117,863
Liabilities subject to compromise	3,148,141	3,151,010
Shareholders’ equity	2,017,420	2,210,638
Total liabilities and shareholders’ equity	$5,264,958	$5,479,511

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND CERTAIN SUBSIDIARIES

Condensed Combined Statement of Cash Flows (Unaudited)

(in thousands)

Six Months Ended
June 30, 2018
Cash flow from operating activities:
Net loss	$(194,646)
Adjustments to reconcile net loss to net cash used in operating activities	128,479
Net cash used in operating activities	(66,167)
Cash flow from investing activities:
Capital expenditures	(10,788)
Net cash used in investing activities	(10,788)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	(4)
Net cash used in financing activities	(4)
Decrease in cash and cash equivalents	(76,959)
Cash, cash equivalents and restricted cash, beginning of period	313,989
Cash, cash equivalents and restricted cash, end of period	$237,030

OT

Note 14 — Subsequent Events

On July 31, 2018, the Debtors filed with the Bankruptcy Court the Debtors’ Joint Chapter 11 Plan of Reorganization (the “Plan”) and related disclosure statement (“Disclosure Statement”). The Plan and the proposed restructuring of the Debtors contemplated by the Plan (the “Restructuring”) provide for the comprehensive restructuring and recapitalization of the Debtors through the following principal transactions:

•$700.0 million issuance of notes maturing at least five years following their issuance, secured by a first-priority security interest in and lien on certain of the Debtors’ assets (the “New First Lien Notes”);

•$300.0 million issuance of notes maturing at least seven years after their issuance, with interest payable in kind or in cash, at the option of the issuer, secured by a second-priority security interest in and lien on certain of the Debtors’ assets (the “New Second Lien PIK Toggle Notes”);

•$500.0 million in new equity offered to Holders of Allowed Term Loan B Claims, Allowed 2017 Notes Claims, and Allowed 2020 Notes Claims (each as defined in the Plan); and

•the issuance of common shares to Holders of Allowed Term Loan B Claims, Allowed 2017 Notes Claims, and Allowed 2020 Notes Claims.

Pursuant to the Plan, the Company’s Senior Secured Credit Facility and Revolving Credit Facility would be paid in full. Holders of the Company’s Senior Secured Term Loan B, 2017 Senior Secured Notes, and 2020 Senior Secured Notes would be fully equitized and receive all common shares issued under the Plan. Under the Plan, existing holders of the Company’s common shares would receive no recovery. Additionally, upon consummation of the Plan, the Company

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

expects to pay all general unsecured creditors in full, but will continue to object to any SHI claims against us relating to the Pacific Zonda.

On August 10, 2018, we filed motions with the Bankruptcy Court requesting an order authorizing the Debtors to enter into a commitment letter and related agreements relating to the offering of the New First Lien Notes and New Second Lien PIK Toggle Notes, pursuant to which (subject to the terms and conditions therein) Credit Suisse Securities (USA) LLC would commit to purchase all of the New First Lien Notes, and authorizing the Debtors to incur and pay certain related fees and/or premiums, indemnities, costs and expenses; the hearing is scheduled for August 23, 2018. In addition, on August 10, 2018 we filed motions with the Bankruptcy Court requesting an order approving the Disclosure Statement, certain key dates relating to the confirmation of the Plan, certain procedures for solicitation of votes to accept or reject the Plan, and other related matters; the hearing is scheduled for September 18, 2018.

However, on August 10, 2018, the Bankruptcy Court entered an order requiring our majority shareholder, Quantum Pacific (Gibraltar) Limited and potential co-investors (collectively, the “QP Group”), the ad hoc group of holders of the Company’s Senior Secured Term Loan B, 2017 Senior Secured Notes and 2020 Senior Secured Notes (the “Ad Hoc Group”) and Pacific Drilling to participate in additional mediation through August 24, 2018 in order to explore the possibility for the QP Group and the Ad Hoc Group to reach agreement on a consensual plan.

Consummation of the Plan is subject to Bankruptcy Court approval, completion of the Restructuring transactions and other customary conditions. Upon emergence from Chapter 11, we expect to adopt fresh-start accounting in accordance with provisions of ASC 852, Reorganizations, which would result in the Company becoming a new entity for financial reporting purposes on the effective date of emergence. Upon the adoption of fresh-start accounting, the Company’s assets and liabilities would be recorded at their fair values as of the effective date. As a result of the adoption of fresh-start accounting, the Company’s consolidated financial statements subsequent to such effective date would not be comparable to its consolidated financial statements on and prior to that date.

Item 2 — Operating and Financial Review and Prospects

Overview

Our primary business is to contract our fleet of rigs to drill wells for our clients. We are focused on the high-specification segment of the floating rig market. The term “high-specification,” as used in the floating rig drilling industry to denote a particular segment of the market, can vary and continues to evolve with technological improvements. We generally consider high-specification requirements to include floating rigs capable of drilling in water depths of more than 7,500 feet or projects requiring advanced operating capabilities, such as high hook-loads (>1,000 tons), large accommodations (200+ beds), increased mud storage and pumping capacity and high deck-load and space capabilities.

Our Fleet

The following table sets forth certain information regarding our fleet as of August 7, 2018:

Rig Name	Delivered	Water Depth (in feet)	Drilling Depth (in feet)
Pacific Bora(a)	2010	10,000	37,500
Pacific Scirocco	2011	12,000	40,000
Pacific Mistral	2011	12,000	37,500
Pacific Santa Ana	2011	12,000	40,000
Pacific Khamsin	2013	12,000	40,000
Pacific Sharav	2014	12,000	40,000
Pacific Meltem	2014	12,000	40,000

(a)	Maximum water depth could be extended to up to 12,000 feet with drillship modifications.

Fleet Status

The status of our fleet as of August 7, 2018 and certain historical fleet information follows:

•	The Pacific Sharav entered service in the U.S. Gulf of Mexico in August 2014 and is operating under a five-year contract with a subsidiary of Chevron Corporation (“Chevron”) through August 27, 2019.
•

The Pacific Bora entered service in Nigeria on August 26, 2011 under a contract with a subsidiary of Chevron, which was completed on September 27, 2016. From February 9, 2017 to May 16, 2017, the Pacific Bora operated under a contract with Folawiyo AJE Services Limited in Nigeria. From August 1, 2017 to October 3, 2017, and from November 30, 2017 to February 5, 2018, the Pacific Bora operated under a contract with Erin Energy Corporation in Nigeria. The rig is currently on standby status in Ivory Coast. The Pacific Bora has been awarded a letter of intent from Eni S.p.A. to operate in Nigeria for one firm well with two option wells,  with each well estimated at approximately 90 days of work, at a dayrate of $150,000 expected to commence in October 2018.

•

The Pacific Santa Ana entered service in the U.S. Gulf of Mexico on May 4, 2012 and completed its contract with a subsidiary of Chevron on January 31, 2017. From December 20, 2017 to May 7, 2018, the rig operated in Mauritania under a contract with Petronas to perform integrated services under Phase I of a two phased plug and abandonment project. The rig is currently idle in Las Palmas while actively seeking a contract for short-term work. Petronas exercised its option to contract the Pacific Santa Ana for Phase II of the plug and abandonment project in Mauritania expected to commence in mid-2019 with an estimated 360 days of work.

•

The Pacific Khamsin is currently idle in Las Palmas and has received a letter of award for drilling services in the U.S. Gulf of Mexico for two years of work at a dayrate of $160,000 expected to commence in early 2019.

•

The Pacific Meltem is currently idle in Las Palmas and has received a letter of award from the same party as the Pacific Khamsin for drilling services in the U.S. Gulf of Mexico for two years of work at a dayrate of $160,000 expected to commence in early 2019.

•

The Pacific Scirocco entered service in Nigeria on December 31, 2011 under a contract with a subsidiary of Total S.A. (“Total”). On December 17, 2016, the Pacific Scirocco completed all contractual obligations for Total. From May 21, 2017 to September 15, 2017, the Pacific Scirocco operated under a contract with Hyperdynamics Corporation in the Republic of Guinea. The rig is currently idle in Las Palmas while actively seeking a contract.

•	The Pacific Mistral is currently idle in Las Palmas while actively seeking a contract.

From time to time, we are awarded letters of intent or receive letters of award for our drillships. Certain of those letters of intent and letters of award, such as the letter of intent with the Pacific Bora and the letters of award for the Pacific Khamsin and Pacific Meltem noted above, remain subject to negotiation and execution of definitive contracts and other customary conditions.  No assurance can be given as to the terms of any such arrangement, such as the applicable duration or dayrate, until a definitive contract is entered into by the parties, if we are able to finalize a contract at all.

General Industry Trends and Outlook

Operating results in the offshore contract drilling industry have historically been cyclical and directly related to the demand for and the available supply of drilling rigs, which are influenced by various factors. The most significant underlying driver for the industry is the price of Brent crude, which declined to lows below $40 per barrel in late 2015 and early 2016. Since then, the price of crude has gradually risen and generally ranged from $70 to $80 per barrel in the second quarter of 2018. We believe that the current level of oil prices has surpassed most clients’ breakeven project thresholds and has begun to positively impact the oil companies’ view of the offshore industry and its profitability. We expect that this improvement in economics and sentiment will result in increased interest and planned activity for the offshore drilling industry in 2019 and 2020.

Drilling Rig Supply

Across the industry, there have been only three orders placed since April 2014 to build additional semi-submersibles or drillships. Within the last year, there also continue to be several delays in delivery dates and canceled orders for new drillships. We believe these incremental newbuild rigs will not be delivered in the near future and should not significantly impact the rig supply for the next couple of years. In addition, 55 to 60 high-specification floating rigs have been removed from the actively marketed fleet through cold stacking or scrapping. We believe this trend will continue as a number of less competitive rigs complete their current contracts and find it difficult to compete in the marketplace against the newer, more efficient 6th and 7th generation rigs. We estimate that the total current supply of high-specification floating rigs available through the end of 2018 ranges between 100 and 115 rigs. However, the actual marketed fleet offered by drilling contractors in the tendering process is significantly less than the total available supply.

Drilling Rig Demand

Demand for our drillships is a function of the worldwide levels of offshore exploration and development spending by oil and gas companies, which has decreased or been delayed significantly over the past several years. This lack of investment in the offshore industry has caused many sources of future new production to be delayed.  The impact of these investment decisions will be realized over the next few years as it is projected that the market may experience a supply shortage when compared to the increasing global demand for oil. We believe in order to balance this shortage, significant development of offshore deepwater resources will be required resulting in increased demand for our high-specification drillships. The type of projects that high-specification drillships undertake are generally located in deeper water, in more remote locations, and are more capital intensive and longer lasting than those of older or less capable drilling rigs. The drilling programs of oil and gas companies are also affected by the global economic and political climate, access to quality drilling prospects, exploration success, perceived future availability and lead time requirements for drilling equipment, advances in drilling technology and emphasis on deepwater and high-specification exploration and production versus other areas.

As of August 7, 2018, approximately 19 rig years have been contracted through 31 individual high-specification floating rig fixtures in 2018. We expect contracting activity to continue to improve throughout 2018 and 2019 as more clients begin to approve delayed development projects and new exploration of acquired leases; however, no assurance can be given as to the scope, pace or duration of any recovery.

Supply and Demand Balance

Since the start of the market downturn in 2014, capital expenditure budgets declined significantly for many oil and gas exploration and production companies. The continued imbalance of supply and demand has resulted in significantly lower dayrates. While recent scrapping and cold stacking of older assets have lowered the total rig supply, supply of drilling rigs continues to exceed demand. We believe that the recent sustained recovery in oil prices has improved the outlook for the offshore industry and if the reduction in rig supply continues, the industry will be able to rebalance demand for its global fleet in 2019 to 2020 allowing for increased dayrates over the next few years.

For more information on this and other risks to our business and our industry, please read Item 3.D., “Risk Factors” in our 2017 Annual Report.

Contract Backlog

Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of August 7, 2018 our contract backlog was approximately $335.4 million and was attributable to revenues we expect to generate on the Pacific Sharav and the Pacific Santa Ana under the drilling contracts with Chevron and Petronas respectively. We calculate our contract backlog by multiplying the contractual dayrate by the number of days committed under the contracts (excluding options to extend), assuming full utilization, and also including mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the applicable contracts. For a well-by-well contract, we calculate the contract backlog by estimating the expected number of remaining days to drill the firm wells committed.

The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to various factors. Our contracts generally provide for termination at the election of the client with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig or sustained unacceptable performance by us, an early termination payment is not required to be paid. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported.

The firm commitments that comprise our $335.4 million contract backlog as of August 7, 2018, are as follows:

						Expected
	Contracted		Contract	Contractual	Contract	Contract
Rig	Location	Client	Backlog(a)	Dayrate(a)(b)	Commencement	Duration
Pacific Sharav	U.S. Gulf of Mexico	Chevron	$233,458	$550	August 27, 2014	5 years
Pacific Santa Ana	Mauritania	Petronas	$101,964	$280	(c)	(c)

(a)	In thousands. Based on signed drilling contracts and signed commitments as further described above.
(b)	Based on current contractual dayrate amounts, subject to any applicable escalation provisions.
(c)

Petronas exercised its option to contract the Pacific Santa Ana for integrated services under Phase II of their plug and abandonment project in Mauritania expected to commence in mid-2019 with an estimated 360 days of work.

Results of Operations

Three Months Ended June  30, 2018 Compared to Three Months Ended June 30, 2017

The following table provides a comparison of our condensed consolidated results of operations for the three months ended June 30, 2018 and 2017:

	Three Months Ended June 30,
	2018	2017	Change	% Change
	(in thousands, except percentages)
Revenues
Contract drilling	$66,564	$67,073	$(509)	1%
Costs and expenses
Operating expenses	(55,968)	(64,988)	9,020	14%
General and administrative expenses	(12,881)	(20,149)	7,268	36%
Depreciation expense	(70,070)	(69,863)	(207)	0%
	(138,919)	(155,000)	16,081	10%
Operating loss	(72,355)	(87,927)	15,572	18%
Other income (expense)
Interest expense	(17,211)	(50,388)	33,177	66%
Reorganization items	(13,477)	—	(13,477)	100%
Other income (expense)	(223)	496	(719)	145%
Loss before income taxes	(103,266)	(137,819)	34,553	25%
Income tax expense	(478)	(247)	(231)	94%
Net loss	$(103,744)	$(138,066)	$34,322	25%

Revenues. The revenues for the three months ended June 30, 2018 were comparable to the three months ended June 30, 2017.

During the three months ended June 30, 2018,  we achieved an average rig related revenue efficiency of  98.7% compared to 95.5% for the three months ended June 30, 2017.  Including unpaid downtime related to integrated services on the Pacific Santa Ana, our average revenue efficiency was 97.2% for the three months ended June 30, 2018. Revenue efficiency is defined as the actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.

Contract drilling revenue for the three months ended June 30, 2018 and 2017 also included amortization of deferred revenue of $5.9 million and $5.1 million and reimbursable revenues of $2.5 million and $1.8 million, respectively. Reimbursable revenues represent the gross amount earned related to costs for the purchase of supplies, equipment, personnel services and other services provided at the request of our clients that are beyond the initial scope of the drilling contract.

Operating expenses. The following table summarizes operating expenses:

	Three Months Ended June 30,
	2018	2017
	(in thousands)

Direct rig related operating expenses	$38,791	$55,398
Integrated services	4,959	—
Reimbursable costs	2,212	1,122
Shore-based and other support costs	5,754	5,912
Amortization of deferred costs	4,252	2,556
Total	$55,968	$64,988

The decrease in direct rig related operating expenses for the three months ended June 30, 2018, as compared to the three months ended June 30, 2017,  resulted primarily from the Pacific Scirocco being idle in the current period. In the prior period the Pacific Scirocco incurred higher costs while on standby and then operating for a client.

Integrated services represent costs incurred by the Pacific Santa Ana for subcontractors to perform integrated services for Phase I of the plug and abandonment project with Petronas that was completed on May 7, 2018.

Reimbursable costs are not included under the scope of the drilling contract’s initial dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between quarters. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins.

Direct rig related operating expenses and shore-based and other support costs divided by the number of operating and offhire rig days were as follows:

	Three Months Ended June 30,
	2018	2017
	(in thousands, amounts per rig per day)

Direct rig related operating expenses	$60.0	$77.0
Shore-based and other support costs	9.0	9.3
Total	$69.0	$86.3

The decrease in direct rig related operating expenses per day for the three months ended June 30, 2018, as compared to the same period in 2017, was attributable to lower costs on a higher number of idle drillships.

General and administrative expenses. The decrease in general and administrative expenses for the three months ended June 30, 2018, as compared to the three months ended June 30, 2017, was primarily due to the classification of legal and advisory expenses related to our debt restructuring efforts as reorganization items subsequent to the Petition Date, lower expenses from employee incentive awards and lower legal costs associated with the arbitration proceeding related to the Pacific Zonda.

Depreciation expense. Depreciation expense for the three months ended June 30, 2018 was comparable to the same period in 2017.

Interest expense.  The decrease in interest expense for the three months ended June 30, 2018, as compared to the same period of 2017, was primarily due to interest of $28.6 million on the 2017 Senior Secured Notes, the 2020 Senior Secured Notes and the Senior Secured Term Loan B that we have not accrued for the current period because we believe this interest is not probable of being treated as an allowable claim in the Chapter 11 proceedings, as well as the elimination of amortization of deferred financing costs beginning in the fourth quarter of 2017.

Reorganization items. We classified all income, expenses, gains or losses that were incurred or realized subsequent to the Petition Date and as a result of the Chapter 11 proceedings as reorganization items, which primarily consisted of professional fees. See Note 2 to our condensed consolidated financial statements included in this Form 6-K.

Income taxes.  For operating results we can reliably forecast, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. During the three months ended June 30, 2018, our annual effective tax rate was based on expected operations for our drillship that has a contract with an expiration beyond the end of 2018. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. The tax impacts of such unusual or infrequent items are treated discretely in the quarter in which they occur.

During the three months ended June 30, 2018 and 2017, our effective tax rate was (0.5)% and (0.2)%, respectively. Excluding discrete items, our effective tax rate for the three months ended June 30, 2018 and 2017 was (0.5)% and (0.4)%, respectively.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues or at high effective tax rates versus pre-tax book income or at low effective tax rates and (c) our rig operating structures. Consequently, our income tax expense does not necessarily change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. Additionally, pre-tax book losses typically result in negative effective tax rates. Our effective tax rate excluding discrete items for the three months ended June 30, 2018 as compared to the three months ended June 30, 2017 was relatively unchanged.

Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017

The following table provides a comparison of our condensed consolidated results of operations for the six months ended June 30, 2018 and 2017:

	Six Months Ended June 30,
	2018	2017	Change	% Change
	(in thousands, except percentages)
Revenues
Contract drilling	$148,633	$172,582	$(23,949)	14%
Costs and expenses
Operating expenses	(120,322)	(125,436)	5,114	4%
General and administrative expenses	(30,085)	(42,610)	12,525	29%
Depreciation expense	(139,990)	(139,494)	(496)	0%
	(290,397)	(307,540)	17,143	6%
Operating loss	(141,764)	(134,958)	(6,806)	5%
Other income (expense)
Interest expense	(32,140)	(100,399)	68,259	68%
Reorganization items	(25,509)	—	(25,509)	100%
Other income (expense)	370	(233)	603	259%
Loss before income taxes	(199,043)	(235,590)	36,547	16%
Income tax expense	(752)	(2,323)	1,571	68%
Net loss	$(199,795)	$(237,913)	$38,118	16%

Revenues. The decrease in revenues for the six months ended June 30, 2018, as compared to the six months ended June 30, 2017, resulted primarily from lower amortization of deferred revenue for the Pacific Santa Ana.

During the six months ended June 30, 2018,  we achieved an average rig related revenue efficiency of 98.1% compared to 96.8% for the six months ended June 30, 2017. Including unpaid downtime related to integrated services on the Pacific Santa Ana, our average revenue efficiency was 96.2% for the six months ended June 30, 2018.

Contract drilling revenue for the six months ended June 30, 2018 and 2017 also included amortization of deferred revenue of $12.0 million and $36.2 million and reimbursable revenues of $4.3 million and $3.5  million, respectively. The decrease in the amortization of deferred revenue was primarily due to lower amortization resulting from the Pacific Santa Ana completing its contract with Chevron in January 2017.

Operating expenses. The following table summarizes operating expenses:

	Six Months Ended June 30,
	2018	2017
	(in thousands)

Direct rig related operating expenses, net	$79,930	$104,393
Integrated services	15,645	—
Reimbursable costs	3,621	2,554
Shore-based and other support costs	11,867	12,627
Amortization of deferred costs	9,259	5,862
Total	$120,322	$125,436

The decrease in direct rig related operating expenses for the six months ended June 30, 2018, as compared to the six months ended June 30, 2017, resulted primarily from the Pacific Scirocco  being idle in the current period. In the prior period the Pacific Scirocco incurred higher costs while on standby and then operating for a client.

Integrated services represent costs incurred by the Pacific Santa Ana for subcontractors to perform integrated services for Phase I of the plug and abandonment project with Petronas that was completed on May 7, 2018.

Direct rig related operating expenses and shore-based and other support costs divided by the number of operating and offhire rig days were as follows:

	Six Months Ended June 30,
	2018	2017
	(in thousands, amounts per rig per day)

Direct rig related operating expenses, net	$62.4	$77.0
Shore-based and other support costs	9.4	10.0
Total	$71.8	$87.0

The decrease in direct rig related operating expenses per day for the six months ended June 30, 2018, as compared to the same period in 2017, was attributable to lower costs from a higher number of idle drillships.

General and administrative expenses. The decrease in general and administrative expenses for the six months ended June 30, 2018, as compared to the six months ended June 30, 2017,  was primarily due to the classification of legal and advisory expenses related to our debt restructuring efforts as reorganization items subsequent to the Petition Date and lower expenses from employee incentive awards.

Depreciation expense. Depreciation expense for the six months ended June 30, 2018 was comparable to the same period in 2017.

Interest expense. The decrease in interest expense for the six months ended June 30, 2018, as compared to the same period of 2017, was primarily due to interest of $56.0 million on the 2017 Senior Secured Notes, the 2020 Senior Secured Notes and the Senior Secured Term Loan B that we have not accrued for the current period because we believe this interest is not probable of being treated as an allowable claim in the Chapter 11 proceedings, as well as the elimination of amortization of deferred financing costs beginning in the fourth quarter of 2017.

Reorganization items. We classified all income, expenses, gains or losses that were incurred or realized subsequent to the Petition Date and as a result of the Chapter 11 proceedings as reorganization items, which primarily consisted of professional fees. See Note 2 to our condensed consolidated financial statements included in this Form 6-K.

Income taxes. In accordance with GAAP, for operating results we can reliably forecast, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. During the six months ended June 30, 2018, our annual effective tax rate was based on expected operations for drillships that have contracts with expirations beyond the end of 2018. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. The tax impacts of such unusual or infrequent items are treated discretely in the quarter in which they occur.

During the six months ended June 30, 2018 and 2017, our effective tax rate was (0.4)% and (1.0)%, respectively. Excluding discrete items, the effective tax rate for the six months ended June 30, 2018 and 2017 was (1.0)% and (0.7)%, respectively.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues versus pre-tax book income and (c) our rig operating structures. Consequently, our income tax expense does not necessarily change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. Additionally, pre-tax book losses typically result in negative effective tax rates. Our effective tax rate excluding discrete items for the six months ended June 30, 2018  as compared to the six months ended June 30, 2017 was relatively unchanged.

Voluntary Reorganization Under Chapter 11; Plan of Reorganization

Chapter 11 Proceedings

On the Petition Date, the Debtors filed the Bankruptcy Petitions for reorganization under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Bankruptcy Court granted the Debtors’ motion for joint administration of their Chapter 11 cases.

We are currently operating our business as debtors-in-possession in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. After we filed our Bankruptcy Petitions, we sought and obtained approval from the Bankruptcy Court for a variety of “first day” motions, including authority to maintain bank accounts and other customary relief. The relief granted in these motions allows us to continue to operate our business in the normal course.

Subject to certain exceptions, under the Bankruptcy Code, the filing of the Bankruptcy Petitions automatically  enjoined, or stayed, the commencement or continuation of most judicial or administrative proceedings or filing of other actions against the Debtors or their property to recover, collect or secure a claim arising prior to the Petition Date. Accordingly, although the filing of the Bankruptcy Petitions triggered defaults under the Debtors’ funded debt obligations, creditors are stayed from taking any actions against the Debtors as a result of such defaults, subject to certain limited exceptions permitted by the Bankruptcy Code. Absent an order of the Bankruptcy Court, substantially all of the Debtors’ pre-petition liabilities are subject to settlement under the Bankruptcy Code.

For the duration of the Chapter 11 proceedings, our operations and ability to develop and execute our business plan are subject to the risks and uncertainties associated with the Chapter 11 process as described in Item 3.D., “Risk Factors” of our 2017 Annual Report. As a result of these risks and uncertainties, the amount and composition of our assets and liabilities, and the number and identity of individuals constituting our officers and directors could be significantly different following the outcome of the Chapter 11 proceedings, and the description of our operations, properties and liquidity and capital resources included in this Form 6-K and prior reports submitted to the SEC may not accurately reflect our operations, properties and liquidity and capital resources following our emergence from the Chapter 11 proceedings.

In particular, subject to certain exceptions, under the Bankruptcy Code, the Debtors may assume, assume and assign or reject executory contracts and unexpired leases subject to the approval of the Bankruptcy Court and certain other conditions. Generally, the rejection of an executory contract or unexpired lease is treated as a pre-petition breach of such executory contract or unexpired lease and, subject to certain exceptions, relieves the Debtors of performing their future obligations under such executory contract or unexpired lease but entitles the contract counterparty or lessor to a pre-petition general unsecured claim for damages caused by such deemed breach subject, in the case of the rejection of unexpired leases of real property, to certain caps on damages. Counterparties to such rejected contracts or leases may assert unsecured claims in the Bankruptcy Court against the applicable Debtors’ estate for such damages. Generally, the assumption or assumption and assignment of an executory contract or unexpired lease requires the Debtors to cure existing monetary defaults under such executory contract or unexpired lease and provide adequate assurance of future performance thereunder. Accordingly, any description of an executory contract or unexpired lease with the Debtors in this Form 6-K and prior reports submitted to the SEC, including where applicable a quantification of the obligations under any such executory contract or unexpired lease with the Debtors, is qualified by any overriding rejection rights the Debtors have under the Bankruptcy Code. Further, nothing herein is or shall be deemed an admission with respect to any claim amounts or calculations arising from the rejection of any executory contract or unexpired lease, and the Debtors expressly preserve all of their rights with respect thereto.

Under the Bankruptcy Code, we had the exclusive right to file a plan of reorganization under Chapter 11 (the “Exclusive Filing Period”) through and including 120 days after the Petition Date (or March 12, 2018), and to solicit acceptances of such plan (the “Exclusive Solicitation Period” and, collectively with the Exclusive Filing Period, the “Exclusive Periods”) through and including 180 days after the Petition Date.

On March 22, 2018, the Bankruptcy Court approved our request for an order under which we, our secured creditor groups and our majority shareholder agreed to take part in mediation (the “Mediation”) before the Honorable James R. Peck, retired Bankruptcy Court Judge for the Southern District of New York.  The scope of the Mediation was to facilitate discussions among us and our stakeholders for the purpose of agreeing to the terms of a binding term sheet or restructuring support agreement describing a Chapter 11 plan of reorganization.

In addition, conditioned on our participation in the Mediation, the Bankruptcy Court ordered the extension of the Exclusive Filing Period to the earlier of (i) two weeks following the termination of the Mediation or (ii) May 21, 2018 (60 days from the date of the hearing), and the extension of the Exclusive Solicitation Period through and including 60 days from the end of the Exclusive Filing Period, without prejudice for us to seek further extensions of the Exclusive Periods.

On May 16, May 25, June 14 and June 22, 2018, the Bankruptcy Court approved our requests for agreed orders under which we, our secured creditor groups and our majority shareholder agreed to extend the Mediation and the Exclusive Filing Period to June 4, June 15, June 22 and July 13, 2018, respectively, without prejudice to seek further extensions of the Exclusive Periods. On July 13, 2018, we filed a motion with the Bankruptcy Court requesting an order extending the Mediation and Exclusive Filing Period to July 31, 2018 and our Exclusive Filing Period was extended to the hearing on such motion held on July 26, 2018.

On July 26, 2018, the Bankruptcy Court approved our request for an extension of the Exclusive Filing Period to July 31, 2018, without prejudice to seek further extensions of the Exclusive Filing Period, in order to permit the Debtors to file a plan of reorganization based on the proposal presented to the Company’s board of directors by the ad hoc group of holders of the Company’s Senior Secured Term Loan B, 2017 Senior Secured Notes and 2020 Senior Secured Notes (the “Ad Hoc Group”).

The Bankruptcy Court’s order approving the extension of the Debtor’s Exclusive Filing Period was without prejudice to the Company’s majority shareholder, Quantum Pacific (Gibraltar) Limited and potential co-investors (collectively, the “QP Group”) filing a proposed order on the QP Group’s oral motion, made during the July 26, 2018 Bankruptcy Court hearing, to terminate the Exclusive Filing Period, attaching its own Chapter 11 plan of reorganization.

On July 31, 2018, we filed our plan of reorganization under Chapter 11 with the Bankruptcy Court. For a description of our plan of reorganization, see “—Plan of Reorganization” below.

On August 2, 2018, the QP Group filed with the Bankruptcy Court a statement (the “Competing Plan Statement”) in support of an order (i) modifying the Debtors’ exclusive periods to permit the QP Group to solicit acceptances of its own Chapter 11 plan of reorganization and (ii) authorizing and directing the Debtors to reimburse the fees and expenses of the QP Group associated with its continued participation in our bankruptcy proceedings, and submitted with such statement a draft of its plan of reorganization. The Competing Plan Statement provided that the QP Group’s willingness to file a competing plan of reorganization was conditioned on the Bankruptcy Court’s approval of such reimbursement.  On August 9, 2018, the Bankruptcy Court entered an order denying the request for reimbursement of the QP Group’s fees and expenses associated with its continued participation, and as a result of such denial, the request to terminate exclusivity to allow the QP Group to file a competing plan of reorganization was denied as moot.

However, on August 10, 2018, the Bankruptcy Court entered an order requiring the QP Group, Ad Hoc Group and the Debtors to participate in additional Mediation and extending the Mediation period to August 24, 2018 in order to explore the possibility for the QP Group and the Ad Hoc Group to reach agreement on a consensual plan.

The QP Group continues to seek entry of an order allowing as administrative priority claims, and authorizing the Debtors to reimburse, the reasonable fees and expenses incurred by the QP Group for making a substantial contribution to the Chapter 11 cases for the period from the Petition Date through and including date of its application, including a total of approximately $8.7 million owed to counsel and financial advisors.

On August 10, 2018, we filed motions with the Bankruptcy Court requesting an order authorizing the Debtors to enter into a commitment letter and related agreements relating to the offering of the New First Lien Notes and New Second Lien PIK Toggle Notes (each as defined below), pursuant to which (subject to the terms and conditions therein) Credit Suisse Securities (USA) LLC would commit to purchase all of the New First Lien Notes, and authorizing the Debtors to incur and pay certain related fees and/or premiums, indemnities, costs and expenses; the hearing is scheduled for August 23, 2018.  In addition, on August 10, 2018, we filed motions with the Bankruptcy Court requesting an order approving the Disclosure Statement (as defined below), certain key dates relating to the confirmation of the Plan, certain procedures for solicitation of votes to accept or reject the Plan, and other related matters; the hearing is scheduled for September 18, 2018.

Our Plan of Reorganization

On July 31, 2018, the Debtors filed with the Bankruptcy Court the Debtors’ Joint Chapter 11 Plan of Reorganization (the “Plan”) and related disclosure statement (“Disclosure Statement”).  The Plan and the proposed restructuring of the Debtors contemplated by the Plan (the “Restructuring”) provide for the comprehensive restructuring and recapitalization of the Debtors through the following principal transactions:

•$700.0 million issuance of notes maturing at least five years following their issuance, secured by a first-priority security interest in and lien on certain of the Debtors’ assets (the “New First Lien Notes”);

•$300.0 million issuance of notes maturing at least seven years after their issuance, with interest payable in kind or in cash, at the option of the issuer, secured by a second-priority security interest in and lien on certain of the Debtors’ assets (the “New Second Lien PIK Toggle Notes”);

•$500.0 million in new equity offered to Holders of Allowed Term Loan B Claims, Allowed 2017 Notes Claims, and Allowed 2020 Notes Claims (each as defined in the Plan); and

•the issuance of common shares to Holders of Allowed Term Loan B Claims, Allowed 2017 Notes Claims, and Allowed 2020 Notes Claims.

Pursuant to the Plan, the Company’s Senior Secured Credit Facility and Revolving Credit Facility would be paid in full. Holders of the Company’s Senior Secured Term Loan B, 2017 Senior Secured Notes, and 2020 Senior Secured Notes would be fully equitized and receive all common shares issued under the Plan. Under the Plan, existing holders of the Company’s common shares would receive no recovery. Additionally, upon consummation of the Plan, the Company expects to pay all general unsecured creditors in full, but will continue to object to any SHI claims against us relating to the Pacific Zonda.

Consummation of the Plan is subject to Bankruptcy Court approval, completion of the Restructuring transactions and other customary conditions.

After consummation of the Restructuring transactions described above, the Debtors expect to have substantial cash available that will allow the Debtors to emerge from bankruptcy with a balance sheet and capital structure that is sufficient to enable their cash flows from operations to support their businesses, even through a potentially prolonged period of recovery in the offshore drilling market.

The Debtors and the Ad Hoc Group have engaged in extensive negotiations regarding the terms of the Plan. The Company expects to enter into a Plan Support Agreement with members of the Ad Hoc Group memorializing the terms of the proposed Restructuring. The Company expects that, pursuant to the Plan Support Agreement, the members of the Ad Hoc Group would agree, subject to the terms and conditions expressed therein, to support the Plan and the

Restructuring and to fully backstop the sale of the $500.0 million in new equity and $300.0 million in New Second Lien PIK Toggle Notes. As consideration for its backstop of such notes, the Ad Hoc Group would receive up to $24.0 million in additional notes.

The Company may enter into debtor-in-possession financing with the approval of the Bankruptcy Court in the future if required. Any proceeds of the debtor-in-possession financing would be repaid concurrently with the Company’s emergence from bankruptcy with proceeds from the Restructuring transactions.

The information contained in the Plan, Disclosure Statement and this Form 6-K are for informational purposes only and do not constitute an offer to buy, nor a solicitation of an offer to sell, any securities of the Company, nor do they constitute a solicitation of consent from any persons with respect to the transactions contemplated hereby and thereby. While we expect the Restructuring will take place in accordance with the Plan, there can be no assurance that the Company will be successful in completing any restructuring.

The foregoing description of the Plan and Disclosure Statement is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the Plan and the Disclosure Statement, filed as exhibits to this Form 6-K.

Liquidity and Capital Resources

Liquidity

Our liquidity fluctuates depending on a number of factors, including, among others, our contract backlog, our revenue efficiency and the timing of accounts receivable collection as well as payments for operating costs and other obligations. Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development by our current and potential clients on a global basis, which in turn has negatively affected our revenue, profitability and cash flows.

Primary sources of funds for our short-term liquidity needs are expected to be our cash flow generated from operating activities and existing cash, cash equivalents and restricted cash balances. As of June 30, 2018, we had $230.9 million of cash and cash equivalents and $8.5 million of restricted cash. As part of our “first day” relief in our Chapter 11 proceedings, the Bankruptcy Court granted us authority to use property that may be deemed to be “cash collateral” of our pre-petition lenders within the meaning of Section 363(a) of the Bankruptcy Code, which may include a portion of our cash flow generated from operating activities. We do not have additional borrowing capacity under any of our outstanding credit facilities, though we may seek “debtor in possession” financing with the approval of the Bankruptcy Court in the future if required.

Our plan of reorganization contemplates that we would raise approximately $1.5 billion in additional capital, before expenses. We intend to use the net proceeds to repay all of our existing indebtedness that is not equitized pursuant to our plan of reorganization, including any indebtedness incurred under any debtor-in-possession financing we may obtain, pay certain fees and expenses and for general corporate purposes. We project that, subject to our timely emergence from bankruptcy in accordance with our plan of reorganization, we will have sufficient liquidity to meet our obligations as they become due in the ordinary course of business and continue as a going concern.

The filing of our Bankruptcy Petitions constituted an event of default with respect to all of our existing debt obligations. However, subject to certain exceptions under the Bankruptcy Code, the filing of the Bankruptcy Petitions automatically enjoined, or stayed, the commencement or continuation of any judicial or administrative proceedings or other actions against the Debtors and their property to recover, collect or secure a claim arising prior to the filing of the Bankruptcy Petitions. Thus, for example, most creditor actions to obtain possession of property from the Debtors, or to create, perfect or enforce any lien against the Debtors’ property, or to collect on monies owed or otherwise exercise rights or remedies with respect to a pre-petition claim are enjoined unless and until the Bankruptcy Court lifts the automatic stay.

We received Bankruptcy Court approval for the payment of certain pre-petition obligations, including payments for certain ordinary course expenditures. Despite the liquidity provided by our cash and cash equivalents, our ability to maintain normal credit terms with our suppliers has been impaired. We are required to pay cash in advance to certain vendors and have experienced restrictions on the availability of trade credit, which reduces our liquidity. If liquidity problems persist, our suppliers could refuse to provide key products and services in the future. In addition, due to the public perception of our financial condition and results of operations, in particular with regard to the filing of our Bankruptcy Petitions, some vendors could be reluctant to enter into long-term agreements with us.

In addition to the cash requirements necessary to fund ongoing operations, we have incurred significant professional fees and other costs in connection with our Chapter 11 proceedings and expect that we will continue to incur significant professional fees and costs throughout our Chapter 11 proceedings.

There are no assurances that our current liquidity will be sufficient to allow us to satisfy our obligations related to the Chapter 11 proceedings, proceed with the confirmation of our Chapter 11 plan of reorganization, emerge from bankruptcy and continue as a going concern.  Our ability to maintain adequate liquidity through the reorganization process and beyond depends on successful operation of our business and appropriate management of operating expenses and capital spending. Our anticipated liquidity needs are highly sensitive to changes in each of these and other factors.

Ability to Continue as a Going Concern

We have significant indebtedness. Our level of indebtedness has adversely impacted and is continuing to adversely impact our financial condition. Our financial condition, the defaults under our debt agreements, and the risks and uncertainties surrounding our Chapter 11 proceedings raise substantial doubt about our ability to continue as a going concern. However, the condensed consolidated financial statements included in this Form 6-K have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of our Chapter 11 proceedings. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material.

Sources and Uses of Cash

The following table provides a comparison of our net cash used in operating activities for the six months ended June 30, 2018 and 2017:

	Six Months Ended June 30,
	2018	2017	Change
	(in thousands)
Cash flow from operating activities:
Net loss	$(199,795)	$(237,913)	$38,118
Depreciation expense	139,990	139,494	496
Amortization of deferred revenue	(12,003)	(36,197)	24,194
Amortization of deferred costs	9,261	5,862	3,399
Amortization of deferred financing costs	—	16,401	(16,401)
Amortization of debt discount	—	619	(619)
Deferred income taxes	(2,408)	(51)	(2,357)
Share-based compensation expense	1,171	4,006	(2,835)
Reorganization items	6,877	—	6,877
Changes in operating assets and liabilities, net	(10,378)	62,974	(73,352)
Net cash used in operating activities	$(67,285)	$(44,805)	$(22,480)

The decrease in net cash from operating activities resulted primarily from cash collections in the prior period on the Pacific Scirocco subsequent to completing its contract with Total in December 2016. In addition, the decrease was due to higher legal and advisory costs related to our debt restructuring efforts and Chapter 11 proceedings and subcontractor payments in connection with the Pacific Santa Ana to perform Phase I of the integrated services project with Petronas for the six months ended June 30, 2018.

The following table provides a comparison of our net cash used in investing activities for the six months ended June 30, 2018 and 2017:

	Six Months Ended June 30,
	2018	2017	Change
	(in thousands)
Cash flow from investing activities:
Capital expenditures	$(10,788)	$(13,424)	$2,636
Purchase of available-for-sale securities	—	(4,000)	4,000
Net cash used in investing activities	$(10,788)	$(17,424)	$6,636

The change in net cash from investing activties resulted primarily from the $4.0 million purchase of available-for-sale securities in the prior period.

The following table provides a comparison of our net cash used in financing activities for the six months ended June 30, 2018 and 2017:

	Six Months Ended June 30,
	2018	2017	Change
	(in thousands)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	$(4)	$(191)	$187
Payments on long-term debt	—	(144,598)	144,598
Payments for financing costs	—	(3,591)	3,591
Net cash used in financing activities	$(4)	$(148,380)	$148,376

During the six months ended June 30, 2017, (i) we made a $76.0 million prepayment of the SSCF in accordance with our obligation to maintain the loan to rig value covenant in the SSCF at the required level as at December 31, 2016, (ii) we applied cash collateral of $31.7 million to the principal installments due in May 2017 under the SSCF and (iii) we permanently repaid $25.0 million under the Revolving Credit Facility.

Description of Indebtedness

For additional information, see Note 5 to our condensed consolidated financial statements included in this Form 6-K and Note 6 to our consolidated financial statements included in our 2017 Annual Report.

Derivative Instruments and Hedging Activities

We may enter into derivative instruments from time to time to manage our exposure to fluctuations in interest rates and foreign exchange rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting. See Note 9 to our condensed consolidated financial statements included in this Form 6-K.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our contractual obligations as of June 30, 2018:

	Remaining
	six months	For the years ending December 31,
	2018	2019-2020	2021-2022	Thereafter	Total
	(in thousands)
Contractual Obligations
Long-term debt(a)	$3,043,967	$—	$—	$—	$3,043,967
Interest on long-term debt(b)	19,449	15,961	—	—	35,410
Operating leases	759	2,978	3,024	2,731	9,492
Purchase obligations(c)	13,867	514	—	—	14,381
Total contractual obligations(d)	$3,078,042	$19,453	$3,024	$2,731	$3,103,250

(a)

Amounts are based on principal balances of the Revolving Credit Facility, the SSCF, the 2017 Senior Secured Notes, the 2020 Senior Secured Notes and the Senior Secured Term Loan B. As a result of our filing of the Bankruptcy Petitions, the full amounts of our long-term debt were automatically accelerated and are currently due and payable, but have been stayed subject to settlement under the Bankruptcy Code.

(b)

Interest payments are based solely on our outstanding borrowings under the SSCF through its scheduled maturity. Interest payments calculated exclude outstanding borrowings on the Revolving Credit Facility, which reached its scheduled maturity in June 2018. Interest payments calculated also exclude outstanding borrowings from the 2017 Senior Secured Notes, the 2020 Senior Secured Notes and the Senior Secured Term Loan B, as the interest payments ceased to accrue subsequent to the Petition Date and are not expected to be an allowed claim in the Chapter 11 proceedings. For variable rate LIBOR-based debt, interest has been calculated using LIBOR as of June 30, 2018.

(c)

Purchase obligations are agreements to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, which includes our purchase orders for goods and services entered into in the normal course of business.

(d)

Contractual obligations do not include approximately $40.6 million of liabilities from unrecognized tax benefits related to uncertain tax positions, inclusive of interest and penalties, included on our condensed consolidated balance sheets as of June 30, 2018. We are unable to specify with certainty the future periods in which we may be obligated to settle such amounts.

Some of the figures included in the table above are based on estimates and assumptions about these obligations, including their duration and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the tables.

Critical Accounting Estimates and Policies

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions impact the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, long-term receivable, liabilities subject to compromise, reorganization items, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

For a discussion of the critical accounting policies and estimates that we use in the preparation of our unaudited condensed consolidated financial statements, see Item 5, “Operating and Financial Review and Prospects—Critical Accounting Estimates and Policies” in our 2017 Annual Report. During the six months ended June 30, 2018, there have been no material changes to the judgments, assumptions and estimates upon which our critical accounting estimates are based. Significant accounting policies and recently issued accounting standards are discussed in Note 3 to our unaudited condensed consolidated financial statements included in this Form 6-K and in Note 3 to our consolidated financial statements included in our 2017 Annual Report.

FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this Form 6-K constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by their use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “may,”  “plan,” “potential,” “predict,” “project,” “projected,” “should,” “will,” “would”, or other similar words which are not generally historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; our business strategies and plans or objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; the potential impact of our Chapter 11 proceedings on our future operations and ability to finance our business; our ability to complete the restructuring transactions contemplated by our plan of reorganization;  projected costs and expenses in connection with our plan of reorganization; and our ability to emerge from our Chapter 11 proceedings and continue as a going concern.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties and are based on a number of judgments and assumptions as of the date such statements are made about future events, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in such statements due to a variety of factors, including if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our ability to successfully negotiate and consummate definitive contracts and satisfy other customary conditions with respect to letters of intent and letters of award that we receive for our drillships; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to continue as a going concern in the long term; our ability to obtain Bankruptcy Court approval with respect to motions or other requests made to the Bankruptcy Court in our Chapter 11 proceedings, including maintaining strategic control as debtor-in-possession; our ability to confirm and consummate our plan of reorganization; the effects of our Chapter 11 proceedings on our operations and agreements, including our relationships with employees, regulatory authorities, clients, suppliers, banks and other financing sources, insurance companies and other third parties; the effects of our Chapter 11 proceedings on our Company and on the interests of various constituents, including holders of our common shares and debt instruments; Bankruptcy Court rulings in our Chapter 11 proceedings as well as the outcome of all other pending litigation and arbitration matters and the outcome of our Chapter 11 proceedings in general; the length of time that we will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the proceedings; risks associated with third-party motions in our Chapter 11 proceedings, which may interfere with our ability to confirm and consummate our plan of reorganization and restructuring generally; increased advisory costs to complete our plan of reorganization and our ability to execute our business and restructuring plan generally; the risk that our plan of reorganization may not be accepted or confirmed, in which case there can be no assurance that our Chapter 11 proceedings will continue rather than be converted to Chapter 7 liquidation cases or that any alternative plan of reorganization would be on terms as favorable to holders of claims and interests as the terms of our Plan;  our ability to access adequate debtor-in-possession financing or use cash collateral; the potential adverse effects of our Chapter 11 proceedings on our liquidity, results of operations, or business prospects; increased administrative and legal costs related to our Chapter 11 proceedings and other litigation and the inherent risks involved in a bankruptcy process; the cost, availability and access to capital and financial markets, including the ability to secure new financing after emerging from our Chapter 11 proceedings; and the other risk factors described in our 2017 Annual Report and our Current Reports on Form 6-K.  These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

Item 3 — Quantitative and Qualitative Disclosure about Market Risk

We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in interest rates and foreign currency exchange rates as discussed below. We may enter into derivative financial instrument transactions to manage or reduce market risk, but we do not enter into derivative financial instrument transactions for speculative or trading purposes.

Interest Rate Risk.  We are exposed to changes in interest rates through our variable rate debt. As of June 30, 2018, our net exposure to floating interest rate fluctuations on our outstanding debt for which we continued to accrue interest subsequent to the Petition Date was $1,019.2 million. A 1% increase or decrease to the overall variable interest rate charged to us would thus increase or decrease our interest expense by approximately $10.2 million on an annual basis as of June 30, 2018.

Foreign Currency Exchange Rate Risk. We are exposed to foreign exchange risk associated with our international operations. For a discussion of our foreign exchange risk, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our 2017 Annual Report. There have been no material changes to these previously reported matters during the six months ended June 30, 2018.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

See Notes 2 and 11 to our unaudited condensed consolidated financial statements included in this Form 6-K.

Item 1A — Risk Factors

In addition to the other information set forth in this report, you should carefully consider the risk factors previously disclosed under Item 3.D., “Risk Factors” in our 2017 Annual Report, which could materially affect our business, financial condition or future results. There have been no significant changes in our risk factors as described in our 2017 Annual Report.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3 — Defaults Upon Senior Securities

See Notes 2 and 5 to our unaudited condensed consolidated financial statements included in this Form 6-K.

Item 4 — Mine Safety Disclosures

Not applicable.

Item 5 — Other Information

None.

Item 6 — Exhibits

Exhibit Number	Description
99.1

Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of Its Affiliates Pursuant to Chapter 11 of the Bankruptcy Code, filed July 31, 2018 (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K filed August 1, 2018).

99.2	Disclosure Statement for the Joint Plan of Reorganization, filed July 31, 2018 (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K filed August 1, 2018).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: August 14, 2018	By	/s/ Richard E. Tatum
Richard E. Tatum
Senior Vice President & Chief Accounting Officer